FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of **June**, 2002

MDS INC.

(Registrant's name)

100 International Boulevard
Toronto, Ontario M9W 6J6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

CRGH

Documents Included as Part of this Report

No.	Document
1.	**Press Release dated June 13, 2002**
2.	

Document 1

MDS Laboratory Services Statement

Toronto, Canada – June 13, 2002. MDS Laboratory Services, London was informed late yesterday of concerns by the Ontario Ministry of Environment and Energy regarding the operations of its water testing facility.

MDS Laboratories takes its microbiology water testing responsibilities very seriously utilizing testing methods accredited by the Standards Council of Canada and Canadian Association for Environmental Analytical Laboratories. MDS participates regularly in proficiency testing to assess the accuracy of its methods.

Any adverse water results are immediately reported to the appropriate authorities including relevant water operators, the Ministry of Environment and Energy and the Ministry of Health and Long Term Care as per the regulations.

As an accredited water testing facility since 1995, MDS supports the regular review and accreditation of water testing laboratories. MDS will participate fully in clarifying and resolving issues raised by the MOEE.

MDS Laboratory Services is a division of MDS Inc., an international health and life sciences company. MDS Diagnostic Services is a leading provider of laboratory services in North America. For more information visit www.mdsdx.com or www.mdsintl.com.

Contact Information:

Jennifer Bowman
Vice President, External Affairs
416.213.4182

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: **June 13, 2002**

MDS INC.

By: /s/ Peter Brent

Peter Brent
Senior Vice President & General Counsel
and Corporate Secretary